Exhibit 99.1
Royal Bank of Canada
Notifications of Meetings and Record Dates
Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, we advise the following in connection with our Annual and Special Meeting of Common Shareholders, and our Special Meeting of First Preferred Shareholders:

Date of these meetings	March 3, 2006

Record Date for Notice and Voting for these meetings	January 12, 2006

Beneficial Ownership Determination Date for these meetings	January 12, 2006

Securities Entitled to Receive Notice of and Vote at the Annual and Special Meeting of Common Shareholders	Common Shares

Securities Entitled to Receive Notice of and Vote at the Special Meeting of First Preferred Shareholders	First Preferred Shares

Whether the meeting of Common Shareholders is a special meeting	Yes

Whether the meeting of First Preferred Shareholders is a special meeting	Yes
Yours truly,
Carol J. McNamara (signed)
Vice-President and Corporate Secretary
December 9, 2005